Corrections Corporation of America

10 Burton Hills Blvd.

Nashville, TN 37215

July 10, 2015

VIA EDGAR

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Corrections Corporation of America
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 8-K filed on May 7, 2015
File No. 1-16109

Dear Mr. John:

This letter is in response to your comment letter dated July 6, 2015, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”).

Given the Staff’s comments and the Company’s proposed responses, we respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2015, as indicated in your comment letter. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. In accordance with your instructions, we have keyed our responses to the specific numbered comments contained in your letter dated July 6, 2015.

In accordance with your letter dated July 6, 2015, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.	In future Exchange Act reports, please include a schedule of facility contract expirations for each of the next ten years, stating the number of facility contracts expiring, the total number of beds covered by such contracts, the annual revenue represented by such contracts, and the percentage of total annual revenue represented by such contracts. Refer to Item 15(f) of Form S-11 as a guide.

Response to Question 1:

We typically enter into facility contracts with governmental entities for terms of up to five years, with additional renewal periods at the option of the contracting governmental agency. Most of our facility contracts also contain clauses that allow the government agency to terminate the contract at any time without cause and our contracts are generally subject to annual or bi-annual legislative appropriations of funds. As a result, there is not significant incremental risk to our contracts which have expired or are scheduled to expire within twelve months from the reporting date to those contracts that have remaining renewal options.

We have exchanged correspondence with the Commission on matters similar to the question raised herein on a letter dated March 25, 2010 from us with follow up correspondence submitted on April 9, 2010 regarding disclosures made in our Form 10-K for the year ended December 31, 2009. In that correspondence we agreed to include a statement in future periodic filings that we believe we will renew all contracts that have expired or are scheduled to expire within the next twelve months that would have a material effect on our financial statements if not renewed, other than those contracts with customers that are specifically disclosed to be terminated or for which management believes that it is reasonably likely that a renewal will not be obtained and for which the non-renewal would have a material effect on our financial statements.

For each reporting period we assess the facts and circumstances related to our contracts to determine which contracts, if any, we believe are reasonably likely to expire upon termination or which contracts the customer is reasonably likely to elect to terminate prior to expiration and would have a material impact to revenue or income from continuing operations. We also determine which contracts are necessary to disclose as a risk of termination and make such disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our quarterly periodic filings along with the statement that we believe we will renew all other contracts. We have included such disclosure for each quarterly period since our correspondence with the Commission on April 9, 2010.

We have reviewed the information in Item 15(f) of Form S-11 as well as examples of similar tabular disclosures from other public REITs. Given that many of our contracts are short-duration, three to five years in most cases, and, unlike other REITs, are subject to fluctuations in revenue based on fluctuations in inmate populations, we believe that such a disclosure may misleadingly suggest that a larger portion of our contracts are likely to terminate in the near term than has historically been the case. We believe our renewal rate on existing contracts remains high as a result of a variety of reasons including, but not limited to, the constrained supply of available beds within the U.S. correctional system, our ownership of the majority of the beds we operate, and the quality of our operations. Similarly, a table of contract expirations may mistakenly suggest that revenue from a contract is secure through contract expiration when, in fact, the government customer has the right to terminate prior to its expiration. Based on the foregoing, we respectfully request that the Commission reconsider the need for a tabular schedule presenting the revenues of all contracts scheduled to expire over the next ten years.

Item 1A. Risk Factors

We are subject to terminations, non-renewals, or competitive re-bids of our government contracts, page 27

2.	We note your disclosure on page 27 that twenty-three of your facility contracts are scheduled to expire by December 31, 2015. In future Exchange Act reports please revise your risk factor disclosure regarding such expiring contracts to quantify the revenue and the percentage of total revenues represented by the facility contracts as of the most recent fiscal year.

Response to Question 2:

We advise the Staff that in future Annual Reports on Form 10-K we will disclose in the risk factor the revenue and the percentage of total revenues represented by the facility contracts that are scheduled to expire within the next twelve months. The aggregate revenue earned during the year ended December 31, 2014 for the twenty-three contracts with scheduled maturity dates, notwithstanding contractual renewal options, on or before December 31, 2015 was $526.1 million, or 32% of total revenue.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Self-Funded Insurance Reserves, page 53

3.	Please provide to us a roll forward of your insurance reserves. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

Response to Question 3:

Self-funded insurance reserves include accrued liabilities for employee health, workers’ compensation, and automobile insurance claims. We have consistently accrued the estimated liability for employee health insurance claims based on our history of claims experience and the estimated time lag between the incident date and the date we pay the claims. We have accrued the estimated liability for workers’ compensation claims based on a third-party actuarial valuation of the outstanding liabilities, discounted to the net present value of the outstanding liabilities, using a combination of actuarial methods to project ultimate losses, and our automobile insurance claims based on estimated development factors on claims incurred. Please see the roll forward of our self-funded insurance reserves. (in millions):

Balance as of December 31, 2013	$33.8
Claims provision	81.2
Payments	(83.0)

Balance as of December 31, 2014	$32.0

Investing activities, page 76

4.	We note from your disclosure on page F-10 that you capitalize construction costs directly associated with the development of a correctional facility. In future filings please disclose the total amount of soft costs capitalized, such as payroll and other G&A costs, for the respective years. Also provide a narrative discussion for fluctuations from year to year, if material.

Response to Question 4:

The only soft cost that has historically been capitalized by us during the development of a correctional facility is capitalized interest which we disclose in both the statement of cash flows and the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our periodic filings. In the future, if we undertake the development of real estate and capitalize internal soft costs in accordance with Accounting Standards Codification (“ASC”) 970-10-15, “Real Estate – General” we will disclose the material components of the amounts capitalized.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 18. Condensed Consolidating Financial Statements of CCA and Subsidiaries, page F-40

5.	Please tell us the consideration you gave to presenting the material components of investing and financing activities in your condensed consolidating statements of cash flows. Refer to Rule 3-10(i)(1) and Rule 10-01(a)(4) of Regulation S-X.

Response to Question 5:

According to Rule 3-10 of Regulation S-X, we are required to provide condensed consolidating financial information with a separate column for the parent company, subsidiary issuer(s), combined subsidiary guarantor(s), combined subsidiary non-guarantors (if not minor) and each subsidiary issuer or subsidiary guarantor that is not 100% owned, whose guarantee is not full and unconditional, or whose guarantee is not joint and several with the guarantees of other subsidiaries. Further, Rule 10-01(a)(4) of Regulation S-X provides guidance specific to the cash flow presentation. It states that that the statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years. Notwithstanding this test, §210.4-02 applies and de minimis amounts therefore need not be shown separately.

Our basis for the abbreviated disclosure in the condensed consolidating statement of cash flows was primarily that substantially all cash flow activity occurs within either the parent or the guarantor subsidiaries. In our view, the primary benefit of this statement to the users of the financial statements would be the disclosure of any material cash flows occurring within non-guarantor subsidiaries. Given that the activity reported in the Consolidating Adjustments and Other column reflect only intercompany eliminations and thus there is no cash flow activity occurring in non-guarantor subsidiaries, we did not feel that an expanded disclosure would add meaningful value to the overall disclosure since the expanded data is already provided in the consolidated statements of cash flows.

Schedule III – Real Estate Assets and Accumulated Depreciation, page F-48

6.	Please tell us the consideration you gave to instruction 6 to Rule 12-28 of Regulation S-X which requires disclosure of the aggregate cost for Federal income tax purposes of your real estate assets.

Response to Question 6:

The Company has omitted the disclosure in prior filings because the aggregate cost of real estate assets for federal income tax purposes has not differed materially from the gross value reported in schedule III. Given the Staff’s comment, however, we confirm that we will include the disclosure in future filings. The aggregate cost of real estate assets for federal income tax proposes was approximately $3.1 billion at December 31, 2014, the same as the gross cost of the real estate.

Form 8-K filed on May 7, 2015

Exhibit 99.1 Press Release dated May 6, 2015

7.	We note that you present net operating income in your earnings releases as a non-GAAP measure. Please revise future earnings releases to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. In your response, provide an example of your proposed disclosure.

Response to Question 7:

Net operating income is a measure that we believe supplements our discussion and analysis of our results of operations and is a measure that is used by management to assess operating performance. We confirm that to the extent we continue to use net operating income in future press releases we will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. An example of our disclosure and the related reconciliation to the most comparable GAAP measure is included as requested.

Adjusted Net Income, net operating income (NOI), EBITDA, Funds From Operations (FFO), Normalized FFO and Adjusted Funds From Operations (AFFO), and their corresponding per share metrics are non-GAAP financial measures. CCA believes that these measures are important operating measures that supplement discussion and analysis of the Company’s results of operations and are used to review and assess operating performance of the Company and its correctional facilities and their management teams. CCA believes that it is useful to provide investors, lenders and security analysts’ disclosures of its results of operations on the same basis that is used by management. FFO and AFFO, in particular, are widely accepted non-GAAP supplemental measures of REIT performance, each grounded in the standards for FFO established by the National Association of Real Estate Investment Trusts (NAREIT).

NAREIT defines FFO as net income computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of property and extraordinary items, plus depreciation and amortization of real estate and impairment if depreciable real estate. EBITDA, NOI, FFO, and AFFO are useful as supplemental measures of performance of the Company’s correctional facilities because they add back non-cash expenses such as depreciation and amortization, or with respect to EBITDA, the impact of the Company’s tax provisions and financing strategies.

(Amounts in thousands)	For the Three Months Ended March 31,
	2015	2014
Net income	$57,277	$51,738
Income tax expense	1,385	1,367
Other income	(26)	(387)
Interest expense, net	10,190	10,348
General and administrative	26,872	25,392
Depreciation and amortization	28,685	28,384
Asset impairments	955	—

Net operating income	$125,338	$116,842

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3008, or by facsimile at (615) 263-3010 or our outside counsel, William J. Cernius of Latham & Watkins at (714) 755-8172 or by facsimile at (714) 755-8290.

Sincerely,

David M. Garfinkle

Executive Vice President and

Chief Financial Officer